Skadden, Arps, Slate, Meagher & Flom llp 222 BAY STREET SUITE 1750, P.O. BOX 258 TORONTO, ONTARIO M5K IJ5 TEL: (416) 777-4700 FAX: (416) 777-4747 www.skadden.com August 9, 2006	FIRM/AFFILIATE
OFFICES

BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SINGAPORE
SYDNEY
TOKYO
VIENNA
Via EDGAR
Ms. Celeste M. Murphy, Esq.
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Re:	Responses to Comments of the Staff of the Securities and Exchange
Commission to the Schedule TO-T filed by Canadian Superior Energy
Acquisitions Inc. and Canadian Superior Energy Inc. (File No. 005-80168)
Dear Ms. Murphy:
     Set forth below are the responses of Canadian Superior Energy Inc., an Alberta corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated June 27, 2006 (the “Comment Letter”), with respect to the Schedule TO-T filed by Canadian Superior Energy Acquisitions Inc., a wholly-owned subsidiary of the Company, and the Company on June 19, 2006 (the “Schedule TO”). Changes made in response to the Staff’s comments appear in a notice of variation and extension, dated August 8, 2006 (the “Notice”), which has been filed with the Commission as an exhibit to Amendment No. 8 to the Schedule TO.
     For the convenience of the Staff, we have numbered each of the Company’s responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company’s responses. Unless otherwise noted, references herein to page numbers are to pages in the Notice.

Ms. Celeste M. Murphy, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 9, 2006

Forward-Looking Statements, page ii
1.	You state in this section that you undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise. As you know, Rule 14d-6(c) and Regulation 14E impose an obligation to amend the disclosure document in an offer to reflect changes to the information previously reported. Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.
     In response to the Staff’s comment, the section entitled “Forward Looking Statements” on p. ii of the Notice has been updated to remove the language stating that the Company undertakes no obligation to update publicly or otherwise revise forward-looking information.
Summary, page 1
2.	Please eliminate the phrase from the first paragraph that the summary “is qualified in its entirety” by reference to the detailed provisions of documents. The information you provide in the summary must be materially complete and the qualification suggests that the offer summary may not be materially complete. Note that this language is also inappropriately used on page 25 with respect to the summary of the shareholder rights plan. Please revise accordingly.
     In response to the Staff’s comment, the first paragraph under the heading “Summary Term Sheet” on page 1 of the Offer and Circular has been amended and restated in its entirety in the manner set forth in Section 4.5, “Amendments to the Original Offer — Other Amendments”, on page 19 of the Notice.
     Canada Southern announced on July 21, 2006 that it has waived its shareholder rights plan, as set forth in Section 1 of the Notice, “Recent Developments”. As such, Section 4.5 of the Notice, “Amendments to the Original Offer — Other Amendments”, provides on page 20 that Section 10 of the Offer, “Shareholder Rights Plan”, has been deleted in its entirety. Therefore, the penultimate sentence of the Staff’s comment above is no longer applicable.
How does the Offer compare to the Nosara Offer? Page 2
3.	Please provide the comparison of the offers suggested by the title of this question and answer. We note the description of the competing offer on page 5.
     The Nosara Offer has expired. See Section 1, “Recent Developments”, on page 1 of the Notice. The Company has added disclosure surrounding a competing offer by a subsidiary of Canadian Oil Sands Trust. See pages iii, vi, vii, 1 and 2 of the Notice.
When and how will I be paid for my tendered Common Shares? Page 3

Ms. Celeste M. Murphy, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 9, 2006

4.	We note your statement that you “will be obligated to pay for the Common Shares taken up as soon as possible and in any event not later than the earlier of three Business Days after the taking up of the Common Shares and ten days after expiration of the Offer.” State whether the take up date is the same as the expiration date. Explain how three Business Days after the taking up of the Common Shares could be longer than ten days after the expiration of the Offer. Tell us how this plan complies with your obligation to pay the consideration offered promptly after the termination or withdrawal of a tender offer, as required by Rule 14e-l(c).
     In response to the Staff’s comment, the paragraph under the subheading “Summary Term Sheet—When and how will I be paid for my tendered Common Shares?” on page 3 of the Offer and Circular has been amended and restated in its entirety in the manner set forth on page iv of the Notice, “Summary Term Sheet—When and how will I be paid for my tendered Common Shares”, in order to make the disclosure more clear. This timing is extremely common in tender offers involving Canadian companies (see e.g., separate Schedule TOs of Barrick Gold Corp., filed with the Commission on November 10, 2005 and August 4, 2006, and the Schedule TO of Teck Cominco, filed with the Commission on May 23, 2006), and is derived directly from Sections 95(9) through 95(11) of the Ontario Securities Act.
Conditions, page 6
5.	The staff believes that all conditions to the offer, except those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration of the offer. Because the language in the penultimate sentence of this section states that the offerer may waive any of the conditions at any time, both before and after the expiration, it appears the offeror intends for its conditions to survive offer expiration. Please revise here and throughout your disclosure, including the second sentence of the third-to-last paragraph of the Conditions section at page 20, to make clear that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, will be raised or asserted prior to offer expiration.
     In response to the Staff’s comment, we have amended the disclosure on page 6 of the Offer in the manner set forth in Section 4.5 of the Notice, “Amendments to the Original Offer — Other Amendments”. We have also amended the disclosure on page 20 of the Offer by restating in its entirety Section 4 of the Offer, “Conditions of the Offer”, in the manner set forth in Section 4.2 of the Notice, “Amendments to the Original Offer — Conditions of the Offer” (see page 14 of the Notice).
Payment for Deposited Common Shares, page 7
6.	Please clarify that this disclosure relates to any subsequent offering period you may have and reconcile the disclosure to the disclosure found on page 21, that “[t]o comply with the applicable laws of Canada and the United States, if the Offerer

Ms. Celeste M. Murphy, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 9, 2006

elects to make a Subsequent Offering Period available, the Subsequent Offering Period will be for at least 10 calendar days, and the Offeror will immediately accept for payment all tenders of Common Shares made during the Subsequent Offering Period.”
     In response to the Staff’s comment, the subheading “Summary—Payment for Deposited Common Shares” on page 7 of the Offer and Circular has been amended and restated in its entirety in the manner set forth on page viii of the Notice under the subheading “Summary—Payment for Deposited Common Shares” in order to make the disclosure more clear.
Conditions of the Offer, page 18
7.	Please remove the phrase “without limiting the generality of the foregoing.” All offer conditions should be detailed so that an objective determination may be made as to when a condition is triggered.
     Section 4 of the Offer, “Amendments to the Original Offer — Conditions of the Offer”, has been restated in its entirety in the manner set forth in Section 4.2 of the Notice, “Conditions of the Offer”, to take into account the Staff’s comment (see paragraph (e) on page 12 of the Notice).
8.	In our view you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the third-to-last paragraph of this section on page 20, the phrase “regardless of the circumstances giving rise to such assertion (including the action or inaction of the Offeror)” states that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise in accordance with our position.
     Section 4 of the Offer, “Amendments to the Original Offer — Conditions of the Offer”, has been restated in its entirety in the manner set forth in Section 4.2 of the Notice, “Conditions of the Offer”, to take into account the Staff’s comment (see page 14 of the Notice).
9.	We note your statement on page 20, regarding the conditions, that “[a]ny determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.” Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding changes throughout your document, including page 30.

Ms. Celeste M. Murphy, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 9, 2006

     Section 4 of the Offer, “Conditions of the Offer”, has been restated in its entirety in the manner set forth in Section 4.2 of the Notice, “Amendments to the Original Offer — Conditions of the Offer”, to take into account the Staff’s comment (see page 14 of the Notice). In addition, the third paragraph of Section 15 of the Offer, “Other Terms”, has been restated in its entirety in the manner set forth on page 20 in Section 4.5 of the Notice, “Amendments to the Original Offer — Other Amendments”.
* * *
     The undersigned, on behalf of the Company, hereby acknowledges that (i) the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please telephone the undersigned or Christopher W. Morgan of our office at (416) 777-4700 if you have any questions or require any additional information.
Very truly yours,
/s/ Ryan J. Dzierniejko
Ryan J. Dzierniejko
cc:	Nicholas Panos (United States Securities and Exchange Commission)

Christopher W. Morgan (Skadden, Arps, Slate, Meagher & Flom LLP)